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                    [PREMIUM PROTECTION DEATH BENEFIT RIDER]

This rider is issued as part of the contract to which it is attached. The effective date of this rider is the same as the Contract Issue Date. This rider cannot be terminated either by the Contract Owner or the Company. Except where this rider provides otherwise, it is subject to all of the terms and conditions of the contract.

In Your contract, the paragraph entitled "Death Benefit Before the Annuity Commencement Date", the following is added:

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

The Death Benefit payable before the Annuity Commencement Date is equal to the greater of the amounts determined in (A) or (B) below:

A.  return of Premium Payments (defined below); or

B.  the Contract Value at the date of receipt of Due Proof of Death.

PREMIUM PAYMENTS -- All premium payments paid under the contract modified by Adjustments for Partial Surrenders and less any premium payments received within 12 months of the date of death.

ADJUSTMENTS FOR PARTIAL SURRENDERS are calculated as follows:

For cumulative partial surrenders during each Contract Year that are equal to or less than 10% of premium payments, the adjustment is the dollar amount of the partial surrender.

For any partial surrender that causes cumulative partial surrenders during the Contract Year to exceed 10% of premium payments, the adjustment is the dollar amount of the partial surrender that does not exceed 10% of premiums, and the adjustment for the remaining portion of the partial surrender is a factor applied to the portion of premium payments that exceed 10% of premium payments as follows:

     1 - (A/(B-C )) where

          A =partial surrenders during the Contract Year in excess of 10% of premium payments;

          B =Contract Value immediately prior to the partial surrender; and

          C =10% of premium payments less any partial surrenders during the Contract Year. If C results in a negative number, C becomes zero.

For partial surrenders during each Contract Year that are entirely in excess of 10% of premium payments, the adjustment is a factor applied to adjusted premium payments immediately before the surrender as follows:

     1 - (A/B) where

          A =partial surrenders during the Contract Year in excess of 10% of premium payments;

          B =Contract Value immediately prior to the partial surrender.

          No Death Benefit is payable under this rider if the contract is surrendered and the Contract Value is equal to zero.

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If a spouse continues the contract under the "Spouse Beneficiary" provision of the contract, then the "date of receipt of Due Proof of Death" as used in this rider means the date of receipt of Due Proof of Death of the decedent that dies after the death

OWNERSHIP CHANGE -- Upon a change in Contract Owner, where the new Owner is ineligible for this rider, the Death Benefit set forth under this rider becomes null and void.

RIDER CHARGE

The charge for this rider is included in the net investment factor as an optional rider charge. It is an annual charge of 0.00% that is deducted daily from the value of the Sub-Accounts until the Annuity Commencement Date, however, the Company reserves the right to assess a charge of up to [0.50%] for newly issued riders.

Signed for HARTFORD LIFE INSURANCE COMPANY

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